November 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Attn: Lauren Hamill

Re:	Edible Garden AG Incorporated
Draft Registration Statement on Form S-1
Submitted September 13, 2021
CIK No. 0001809750

Dear Ms. Hamill:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 11, 2021, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system a pre-effective amendment No. 1 to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Draft Registration Statement on Form S-1

Market, Industry and Other Data, page ii

1.

We note your statements that (i) market and industry data included in the prospectus is subject to a number of assumptions and limitations and investors are cautioned not to give undue weight to such estimates and (ii) you have not independently verified any third party information and cannot assure investors of its accuracy or completeness. Such statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data and your internal research.

Response: The Company respectfully acknowledges the Staff’s comment and deleted the disclosure on page ii of the Registration Statement in response.

Our Company, page 1

2.	Where you include the map to illustrate your potential market reach by 2025, please:

•	Expand your narrative disclosure to describe how you developed your estimates, including those included in the text in the green box in the lower right hand corner of the map, regarding current and potential market reach and provide the sources upon which you are basing your calculations as well as any material assumptions and limitations associated with your estimates; and

November 1, 2021

•	Revise to show your current operations given your disclosure on page 40 that you own or contract grower locations in California, Florida, Indiana, Michigan, New Jersey, New York, Ohio and Wisconsin.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to delete this map.

3.

Please revise your prospectus summary and Business sections to describe “controlled environment agriculture” and your “CEA greenhouse production design” in more detail, including the traditional and proprietary techniques and technologies you use to grow your products such as your “closed loop systems” and “hydroponic and vertical greenhouses.” Explain how these techniques and technologies allow you to grow your products “sustainably and safely while improving traceability.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 1 and Business section on pages 36 and 45 in the Registration Statement in response.

4.

Please revise your disclosure on pages 2 and 37 to explain what you mean when you say: “Our locally sourced program identifies local farms in the regional communities where we are selling our products to further highlight our tag line “Simply Local, Simply Fresh.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 2 and Business section on page 38 in the Registration Statement in response.

5.	With respect to any claims throughout the filing regarding your carbon footprint, please revise to disclose the basis for such claims. Examples include the following statements:

•	On pages 1, 23 and 36: “We focus our efforts on producing our herbs and vegetables in an environmentally sustainable manner that will reduce consumption of natural resources, increase harvest efficiency and reduce our carbon footprint through the production and distribution process”; and

•	On page 40: “Our Zero-Waste Inspired packaging innovations leverage the latest technology to reduce plastics, retailer shrink and extend shelf life - all leading to a reduced carbon footprint, less waste and sustainability.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 1, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) by deleting the reference to carbon footprint on page 23, and the Business section on pages 36, 41 and 45 in the Registration Statement in response.

6.

We note your statements on pages 1, 23 and 36 that you are “a leading consumer brand for sustainable hydroponically grown herbs and lettuces available nationwide” and that you “believe [your] leadership in next-generation farming positions [you] for significant growth.” Please revise to provide the basis for your claims and beliefs or revise as appropriate. With respect to the portion of the statement regarding your products’ nationwide availability, we note that it appears based on your graphics on page 2 and 37, and your disclosure on page 39, that your products are currently sold to supermarket stores and food distributors “across the Northeast, Midwest and Mid-Atlantic regions of the country.”

Similarly, provide a basis for or revise as appropriate the following:

•	Your stated belief on page 40 that “[your] commitment to sustainability positions [you] as a leading supplier in sustainability and zero-waste products”; and

•	Your statement on page 42 that you are a “leading brand that is celebrated by [your] customers and business partners alike.”

November 1, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement in response by removing the referenced statements on page 1, 23, 36, 40 and 42, and by updating the regions where our products are available on pages 41 and 42.

7.

We note your statement on page 2 that your controlled greenhouse facilities allow you to “grow consistent quality herbs and lettuces year-round.” We note similar references to the quality of your products throughout the prospectus, including risk factor disclosure on page 9 indicating that “[your] reputation and the quality of your brand are critical to your business and success in existing markets, and will be critical to [your] success as [you] enter new markets.” Please discuss in the summary prospectus and Business sections whether and how you intend to measure the quality and consistency of your products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 1 and the Business section on page 36 in the Registration Statement in response.

8.

We note the following statement appearing on pages 2 and 37: “We believe that Edible Garden’s state-of-the-art facilities exceed food safety and handling standards with major food safety certifications and business licenses including those from Primus, GFSI, USDA Organic, non-GMO Project, HACCP and PACA.”

•	Please explain the food safety certifications and business licenses Edible Garden has obtained, and describe the standards, metrics, and/or criteria for obtaining them so that investors understand their significance. Additionally, please revise this statement to explain the basis for management’ belief that Edible Garden’s facilities “exceed” food safety and handling standards.

•	In the prospectus summary and throughout, please define all shorthand designations and acronyms at first use. Here, we note the acronyms “GFSI,” “USDA,” “HACCP” and “PACA” are used without definition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 2 and the Business section on pages 37–38 in the Registration Statement in response.

9.

Please describe your proprietary “‘Green Thumb’ technology suite enterprise control center” referenced on pages 2 and 37, including how its use, in connection with your CEA greenhouse production design, allows you to “efficiently collect and analyze information data to increase yields and consistency.” Additionally, please provide the basis for the following statement on the same pages regarding expected yields: “We believe that by growing plants in a controlled and energy efficient environment, we will be able to grow more with less space and increase our returns on invested dollars. Using this approach, we believe our facilities can yield 1.5 to 2.0 times more produce than traditional greenhouses.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 1 and the Business section on page 36 in the Registration Statement in response.

November 1, 2021

Prospectus Summary, page 1

10.

In the prospectus summary and throughout your registration statement, please revise to define or explain the meaning of all material terms and phrases at first use. For instance, we note statements such as the following on page 1 that use terms without adequate context or definition: “Our focus on sustainability, traceability, local grow, zero waste and social contribution presents our value proposition to our customers and supermarket partners and distributors.”

Please revise to define terms and phrases that appear to be significant to your business, including but not limited to the following:

•	Controlled environment agriculture/controlled greenhouse environment;

•	Sustainable/sustainably/sustainability;

•	Environmentally friendly/eco-friendly/carbon neutral;

•	Traceability;

•	Zero-Waste Inspired mission;

•	Closed looped systems and hydroponic methods;

•	“GreenThumb” technology suite enterprise control center; and

•	Social contribution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 1, 36 and 45 in response.

Summary Risk Factors, page 3

11.

We note that in the Summary Risk Factors and Risk Factors sections, you disclose that you have a history of losses and that there is substantial doubt about your ability to continue as a going concern. You also note in the Risk Factors that your auditors have issued a going concern qualification regarding your operations. Please revise your disclosure throughout your prospectus as follows:

•	Balance your disclosure in the Prospectus Summary regarding your plans to “rapidly expand in key strategic markets across the country” and “quickly scale the business” by including discussion regarding your company’s recurring operating losses since inception, your expectation of incurring additional near-term losses, and your auditor’s going concern opinion;

•	Disclose in the Risk Factors Summary, if true, that your ability to continue as a going concern beyond a certain point in time is contingent upon obtaining funding from sales of your securities in this offering. Disclose that if you cannot continue as a viable entity, your stockholders may lose some or all of their investment in your company; and

•	Discuss the auditor’s going concern opinion in the Liquidity and Capital Resources discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences for your business if you are unable to obtain additional financing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 2, Summary Risk Factors on page 3, MD&A on page 30, and Business section on page 38 of the Registration Statement in response.

The Offering, page 5

12.

We note your disclosure under “Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)” on page 54. Please revise the last two paragraphs at the end of “The Offering” section to address the shares of common stock that may be issuable to the SAFE Holders if they convert their SAFEs into shares of common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Prospectus Summary on pages 5–6 of the Registration Statement in response.

November 1, 2021

Use of Proceeds, page 5

13.	Please also include debt repayment if that will be a material use of proceeds from this offering as indicated on page 20.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Prospectus Summary on page 5, Risk Factors on page 13 and Use of Proceeds on page 20 of the Registration Statement in response.

Risk Factors

We earned approximately 58% of our revenue from two customers..., page 8

14.

We note that a significant portion of your revenue for the six months ended June 30, 2021 was concentrated with two customers which comprised approximately 58% of your total revenue. Similarly, your revenue in the period from inception through December 31, 2020 was from one customer was approximately 34% of your revenue. Please discuss your dependence on your major customers in the Prospectus Summary and Business sections and discuss the material terms of your purchase or other agreements with such customers, if any. Please also file any such agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Prospectus Summary on page 3 and Business section on page 41 of the Registration Statement to address the Company’s customer concentration and its agreements with its customers.

The Company does not believe any of its agreements with its customers are required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company makes agreements with its customers on a purchase order basis, with no spend or purchase commitments, in the ordinary course of business. The Company and its customers enter into purchase orders on a daily basis. To date, no purchase order has exceeded 2.0% of the Company’s revenue for the particular quarter in which the products were delivered to the customer. Accordingly, while the Company has a concentration of customers, the Company does not consider any single purchase order to be material or that its business is substantially dependent on any purchase order.

Concentration of ownership among our existing executive officers and directors..., page 13

15.

We note that there will be a concentration of ownership post-offering, such that your executive officers and directors “will be able to exercise a significant level of control over all matters requiring stockholder approval.” Per the table on page 53, it appears that Messrs. Kras and James each beneficially own 44.5% of your outstanding shares, with combined beneficial ownership of 89%. We have the following comments:

•	Please tell us whether you will be considered a “controlled company” within the meaning of NASDAQ listing standards post-offering. If so, provide appropriate disclosure of your controlled company status on the prospectus cover page and revise this section and the Prospectus Summary, where appropriate, to indicate that you will be a “controlled company” and the implications of such status, including whether you plan to utilize any of the exemptions available to you;

•	In your risk factor disclosure, please disclose all material risks associated with your largest shareholders being your executive officers. For example, please address the potential for conflicts of interest and the impact on internal controls; and

•	Revise the Prospectus Summary to address the risks of being a shareholder in a company with concentrated ownership, and include information regarding the controlling shareholders and their ability to impact your company and its stated business strategies.

November 1, 2021

Response: The Company will not be considered a “controlled company” within the meaning of NASDAQ listing standards post-offering. As of the date of this response, Messrs. Kras and James each beneficially own 35.6% of the Company’s outstanding shares, with combined beneficial ownership of 71.2%. The Company does not intend to utilize any of the exemptions available to a controlled company.

The Company respectfully acknowledges the Staff’s comment about concentrated ownership and has revised the disclosure in the Risk Factors on page 13 and Prospectus Summary on page 3 of the Registration Statement in response.

Public health outbreaks, epidemics or pandemics, including the global COVID-19 pandemic..., page 15

16.

In the COVID-19-related risk factor on pages 15-16, you state: “Our operating results have been and may continue to be impacted by the pandemic.” Revise your Business section and any other relevant section to clarify this statement and describe with more specificity how and to what degree the pandemic has impacted your operating results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in MD&A on page 23 and Business section on page 41 of the Registration Statement in response.

Use of Proceeds, page 20

17.	We note your disclosure on page 52 that you “expect to repay the indebtedness to our officers (other than the convertible notes).” Please also disclose this as a use of proceeds in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 20 of the Registration Statement in response.

Capitalization, page 21

18.	Please address the following comments related to your capitalization:

•	Include only long-term debt and equity as part of your capitalization;

•	Provide a total capitalization balance that is double-underlined in the table;

•	Revise to present balances, for example, total long term liabilities, that reconcile with your balance sheet as of June 30, 2021;

•	If you choose to present a cash balance, double underline it to clarify that it is not part of your total capitalization;

•	Revise to present the expected conversion from the convertible notes and Crowd SAFEs in a pro forma column separate from the issuance and sale of shares in this offering. Additionally, revise to do the same for your dilution table on page 22, to properly reflect the dilution to new investors participating in this offering; and

November 1, 2021

•	You disclose that the capitalization table excludes the 5,000,000 shares of common stock issuable under the Sament agreement. Additionally, on page 54 you disclose that if Sament does not earlier exercise this option, you expect the first option grants of 2,225,000 shares to be automatically exercised upon the closing of this offering. Tell us your consideration, and revise if necessary, to include this as part of your pro forma column, together with the expected conversion of your convertible notes and Crowd SAFE balances.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the capitalization table on page 21 of the Registration Statement in response.

Dilution, page 21

19.	Please tell us, or revise if necessary, how you have arrived at the historical net tangible book (deficit) of $(5.490) million as of June 30, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the amount of its historical net tangible book (deficit) to be $(3.182) million as of June 30, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

20.

We note that you have provided a discussion of the “pro forma basis after giving effect to the Asset Acquisition” financial information compared to the predecessor period ended December 31, 2019. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Revise to include a discussion of the historical financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in MD&A on pages 23–30 of the Registration Statement in response.

Business, page 36

21.

With respect to your product photograph on page 39 depicting your bags of premium cut herbs, please explain the “Exclusive Technology!” claim in the top right hand corner. With respect to the discussion of your “Zero-Waste Inspired packing innovations” in the second paragraph on page 40, we note that you claim to “leverage the latest technology to reduce plastics, retailer shrink, and extend shelf life...” We have the following comments:

•	Please quantify the time period by which your oxygen transfer rate micro-perforated herb bags extend shelf life to the extent measured; and

•	Please revise to explain what you mean by “retailer shrink” and explain and quantify how your packaging innovations reduce it.

Response: The Company respectfully acknowledges the Staff’s comment and has replaced the photograph on page 40, removed references to the oxygen transfer rate on page 41 and described shrinkage on page 41 of the Registration Statement in response.

November 1, 2021

Brand Recognition and Large Customer Base, page 42

22.	We have the following comments on this section:

•	We note that the heading of this section appears to be inconsistent with your risk factor disclosure on page 8 which indicates that your customer base is heavily concentrated, with just two customers accounting for approximately 58% of your total revenue during the six months ended June 30, 2021. Please revise to reconcile this inconsistency;

•	Please revise this section to briefly describe how you have determined that you have strong “brand equity,” which you claim as a competitive advantage the Company benefits from. We note your statement that your “brand equity and positioning as a leader in sustainability enables Edible Garden to partner with companies such as Walmart to drive awareness around zero-waste initiatives, such as through [your]participation in Walmart’s Project Gigaton...” To help provide context from which investors may evaluate this claim, please revise to disclose the number of suppliers known to have signed on to Project Gigaton and whether there were any selection criteria for participation in the project; and

•	We note the following statement: “In a recent consumer survey, our brand was recognized by 1 out [sic] 2 customers shopping in the supermarket stores we sell our products. We view our recognized brand as evidence of our leadership and relevant market share of the CEA industry.” Please revise this disclosure to provide context for the survey as follows. (1) Please revise to clarify whether you commissioned the consumer survey, who conducted the survey, and when the survey took place. Also revise to disclose the parameters used by the surveyor to determine how many and which other consumer brands and products were presented in the survey for comparative purposes. (2) Include a discussion of how shoppers were selected for participation in the survey, the number of shoppers surveyed, the number and percentage of shoppers that responded to the survey, and the number and location of the supermarkets at which your surveys took place. (3) Revise to explain and support management’s view that brand recognition among surveyed customers is “evidence of [your] leadership and relevant market share of the CEA industry.”

Response: The Company respectfully acknowledges the Staff’s comment and has removed the referenced disclosure from the Registration Statement.

23.	Please tell us the criteria you used in selecting the customers you identified by name in this section and whether each of these customers has materially contributed to your revenues.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 of the Registration Statement in response. These customers were chosen because they currently represent the source of a majority of the Company's revenue.

Intellectual Property, page 43

24.

We note your disclosure on page 43 that you have four pending patent applications. To the extent such pending patents are deemed material to your business, please expand your intellectual property disclosure to clearly describe on an individual patent basis the type of patent protection being sought for each product or technology (composition of matter, use, or process) and the jurisdiction, including any foreign jurisdiction, of each material pending patent. Please also disclose the term of patent protection coverage prior to expiry if such pending patents are granted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Registration Statement in response.

November 1, 2021

Our Sustainability Plan, page 44

25.	We note your discussion regarding your “sustainability plan” on page 44. We have the following comments on this section:

•	You state that you have “implemented a variety of sustainability initiatives.” Please revise to describe your initiatives, including how they are consistent with achieving the six United Nations Sustainable Development Goals you reference. Please also revise your disclosure to provide support for your claim that “[your] current sustainability program is aligned with environmental, social and governance (“ESG”) best practices in the CEA space”; and

•	We note your stated intention to prioritize and give back to under-served communities where your facilities are or will be located. Please revise your disclosure to explain in more detail what you mean by the following statement as it pertains to your corporate investments: “Food banks, school systems, community anti-hunger and social reintegration are all part of giving back to these communities. These investments are very impactful and provide better economic and social results in these underserviced areas.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Registration Statement in response.

Corporate History and Structure, page 45

26.

You disclose on page F-26 that all historical share amounts have been adjusted to reflect the stock splits effected. However, the Sament option grant balances appear to be presented pre-stock split. Please revise.

Response: The Sament options were exercised after the Registration Statement was filed. The shares of common stock now owned by Sament are presented in the Registration Statement on a post-stock split basis.

Management

Director Nominees, page 46

27.

We note your disclosure that director nominee Tracy Nazzaro joined Traders Hill Farm as Chief Financial Officer in late 2015 and that she is presently its President and General Manager. Please revise to clarify how long Ms. Nazzaro has held her position as President and General Manager and whether she still serves as Traders Hill Farm’s Chief Financial Officer. If not, please revise to state the end date for that position.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Ms. Nazzaro’s biography on page 47 in the Registration Statement in response.

Executive and Director Compensation

Employment Agreements, page 50

28.

We note that in connection with entering into employment agreements with Messrs. Kras and James in August 2021, these officers became eligible for annual cash bonuses with a target award amount equal to 100% of his base salary, to be based on performance targets in the year of performance. To the extent these bonuses will be paid based on the achievement of performance goals set in advance, please describe the performance goals. To the extent quantifiable, please quantify the performance metrics. Alternatively, if the bonuses will be awarded at the discretion of the board and no performance goals will be set in advance, please disclose that fact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Executive and Director Compensation section on page 51 of the Registration Statement in response. For the year ending December 31, 2021, no performance goals have been set in advance, and the 2021 performance bonus will be awarded at the discretion of the Board, or if formed, the compensation committee.

November 1, 2021

Director Compensation, page 51

29.

We note your intention to implement an annual cash and equity compensation program for your independent directors after this offering. Please advise whether you plan to adopt a non-employee director compensation agreement that will become effective upon the completion of this offering. If so, confirm that you will file such agreement as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not plan to adopt a non-employee director compensation agreement that will become effective upon completion of this offering. The Company intends for the compensation committee of the Board of Directors, once formed, to determine the future compensation of the Company’s non-employee directors.

Consolidated Financial Statements for the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm, page F-2

30.	Please have your auditors properly date their audit report in accordance with AS 3101.

Response: The Company respectfully acknowledges the Staff’s comment. The audit report on page F-2 is now properly dated in the Registration Statement.

Note 2. Summary of Significant Accounting Policies

Inventory, page F-8

31.

Your state that inventory is reflected at the lower of the actual cost of your inventory, as determined using the first-in, first-out method, or its current estimated market value. Please revise to clarify, if true, that your inventory is measured at the lower of cost or net realizable value consistent with ASC 330-10-35-1B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-8 and F-27 to state that the Company’s inventory is measured at the lower of cost or net realizable value.

Note 3. Asset Acquisition, page F-11

32.	Please revise to disclose the underlying assumptions utilized in the determination of the Sament option value under the Black-Sholes model.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-12 and F-30 to include the underlying assumptions.

Note 9. Leases, page F-17

33.

On page 40, you disclosed that you leased the land upon which your facility is built for $15,308.21 per month, with rent escalations every year based on a fixed schedule; and that the current lease extends through at least 2029 with the possibility of renewal for two subsequent five-year periods. Please reconcile for us that statement to the table presented on F-17, which reconciles your undiscounted cash flow to your operating lease liability. Revise if necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 to clarify that we are party to an ongoing arrangement with our predecessor company, Edible Garden Corp., whereby the Company makes monthly lease payments to the lessor of the land upon which its flagship facility is built on the predecessor company’s behalf. The predecessor company currently holds the long-term lease agreement with the lessor. As the Company is not party to a long-term lease agreement, it has accounted for the arrangement with the predecessor company as a short-term lease.

Additionally, the Company has added disclosure of its total short-term lease cost on pages F-17 and F-36.

November 1, 2021

34.

We note the table of locations and capacity on page 40 that includes a number of contract growers. With regard to the capacity related to the contract growers, please respond to the following comments:

•	Describe to us and revise to expand, the detailed arrangements you have with your contract growers. Clarify to what extent you arranged to use their capacity, and which party bears the inventory risk; and

•	Tell us your consideration for whether you have the right to control the use of the identified property under your arrangement with the contract growers, for these arrangements to be accounted for as leases. Refer to ASC 842-10-15-3, 4, and 17 through 26.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41 of the Registration Statement to expand the description of its arrangements with its contract growers.

As a prefatory matter, the Company believes that it is important for context to advise the Staff that its arrangements with the contract growers are made on an order-by-order basis. As the products the Company sells require specific periods of time to cultivate, the Company alerts the growers in advance of what they believe the demand is for its products in the near future. The Company does not exercise control over the capacity or manner in which the contract growers fulfill its orders, and the contract growers bear all inventory risk until the time the product is shipped.

The Company evaluated the terms of these arrangements and determined they do not meet the definition of a lease as defined by ASC 842-10-15-3, because the Company does not have the right to control the use of an identified asset in exchange for consideration. The land utilized by the contract growers is used to fulfill orders for multiple parties and the portion of the land utilized to fulfill the orders is determined by the contract growers without input from the Company. In each case, the use of the land does not represent substantially all of the property’s capacity or provide the Company with the right to obtain substantially all of the economic benefits from use of the land.

General

35.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications to investors in reliance on Section 5(d) of the Securities Act as of the date hereof. The Company will supplementally provide to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf may present to potential investors in reliance on Section 5(d) of the Securities Act in the future.

November 1, 2021

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean

Alexander R. McClean
DIRECT DIAL: 585.231.1248
EMAIL: AMCCLEAN@HSELAW.COM